FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

November 14, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	FundX Investment Trust (the “Trust”) SEC File Numbers: 333-194652; 811-22951

Dear Ms. Larkin:

This correspondence is being filed in response to your October 18, 2016 comments provided to Lillian Kabakali of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 9 to its registration statement.  PEA No. 9 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) of Form N-1A, on September 27, 2016 and would automatically become effective on December 12, 2016.  PEA No. 9 was filed for the primary purpose of responding to Staff comments with respect to a new series of the Trust, the FundX Sustainable Impact Fund (the “Fund”) and to file any outstanding exhibits.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

1.
With respect to first sentence of Footnote 2 to the Fees and Expenses of the Fund table on Page 3 of the Prospectus, the Staff notes that “interest expense in connection with investment activities” is excluded from the Fund’s expenses.  Please confirm that this disclosure is applicable to the Fund or remove the disclosure it if it is not applicable to the Fund.

The Trust responds by removing the reference to “interest expense in connection with investment activities” in the footnote as shown below as it is not applicable to the Fund.

(2)	FundX Investment Group (the “Advisor”) has contractually agreed to reduce its fees and/or pay the Sustainable Impact Fund’s expenses (excluding Acquired Fund Fees and Expenses, ~~interest expense in connection with investment activities,~~ taxes and extraordinary expenses) in order to limit Total Annual Fund Operating Expenses After ~~Expense Reduction/Reimbursement~~ Fee Waiver and/or Expense Reimbursement for shares of the Sustainable Impact Fund to 1.35% of the Sustainable Impact Fund’s average net assets (the “Expense Cap”).

2.
With respect to the first bullet point under the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, please clarify in your response letter what is meant by the phrase “dedicated to.”

The Trust responds by stating that the phrase “dedicated to” has been removed from the disclosure.  The disclosure has been revised as follows:

•
Underlying Funds that ~~are dedicated to~~ self-identify as socially responsible impact (“SRI”) funds ~~investing and sustainable investments based on~~ or environmental, social and governance (“ESG”) funds (collectively, “SRI Funds”); and

3.
With respect to the second bullet point under the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, please clarify in your response letter what MSCI’s scoring system reflects and also clarify what is meant by an “above average” SRI or ESG score.

The Trust responds by stating that the section entitled “Principal Investment Strategies” on Page 4 and 5 of the Prospectus has been revised, and the language in the second bullet point has been replaced in its entirety with new disclosure.  The new disclosure does not mention MSCI or the “above average” SRI or ESG scores provided by MSCI.  The new disclosure under the “Principal Investment Strategies” section of the Prospectus reflects that the Advisor may incorporate data and analysis from a number of independent third-party providers.  With respect to the revised disclosure of the second bullet point, the Advisor examines the distribution of ESG Ratings for all Underlying Funds that is provided by third-party research firms and only selects Underlying Funds for investment if those Underlying Funds have a rating that is above the mean of that distribution.

Please refer to Appendix A of this response letter, which contains a redline version of the revised disclosure.  In addition, a redline version of the section entitled “Principal Risks” on Pages 5 and 6 of the Prospectus has also been included for your review.

In addition, the Trust responds by stating that the section entitled “Principal Investment Strategies” on Pages 8 through 12 of the Prospectus has been revised to complement the changes made to the Summary section of the Prospectus.  Please refer to Appendix B of this response letter, which contains a redline version of the revised disclosure.  In addition, a redline version of the section entitled “Principal Risks” on Pages 14 through 18 of the Prospectus has also been included for your review.

4.	With respect to the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, please explain in your response letter why it is reasonable to rely on MSCI ESG Research, Inc.

The Trust responds by stating that the disclosure has been revised, as discussed in the response provided to Comment #3 above.  The new disclosure does not mention MSCI ESG Research, Inc.  Please refer to Appendix A and Appendix B of this response letter, which contain the revised disclosure.

5.
With respect to the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, if an Underlying Fund does not have an 80% sustainable investment policy, please explain in your response letter why it is reasonable to include 100% of that Underlying Fund in the Sustainable Impact Fund’s 80% investment policy bucket.

The Trust responds by stating that the Advisor’s sustainable investment approach does not rely solely on whether an Underlying Fund maintains a sustainable investment policy of its own.  The Advisor intends to invest in Underlying Funds that meet its criteria for being defined as “sustainable” based on achieving above-average ESG Ratings.  The Advisor believes this is an appropriate method for selecting Underlying Funds because the ESG Ratings are derived from research into the holdings of the Underlying Funds that is provided by independent third-party enterprises.

6.
With respect to the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, please explain in your response letter whether the adviser will track any of the MSCI ESG indices or whether the adviser only intends to track MSCI scores.

The Trust responds by stating that the disclosure has been revised, as discussed in the response provided to Comment #3 above.  The new disclosure does not mention MSCI.  The Trust further states that the Advisor will not be tracking an index provided by MSCI or any other index provider.  Please refer to Appendix A and Appendix B of this response letter, which contain the revised disclosure.

7.
With respect to the last sentence of the second paragraph of the section entitled “Principal Investment Strategies” on Page 4 of the Prospectus, the Staff notes that the “United Nation’s Sustainable Development Goals” are mentioned without a cross reference to the expanded disclosure provided about these goals on Page 8 of the Prospectus.  Please revise the disclosure to include a cross reference to the expanded disclosure.

The Trust responds by stating that the disclosure has been revised as discussed in response to Comment #3 above.  The new disclosure no longer mentions the United Nation’s Sustainable Development Goals.  Please refer to Appendix A and Appendix B of this response letter, which contain the revised disclosure.

8.
With respect to the section entitled “Principal Investment Strategies,” with respect to the first sentence of the first paragraph on Page 5 of the Prospectus, the Staff notes that the sentence refers to “risk classes” with regards to what appear to be “strategy classes.”  Please clarify why these are called “risk classes” or consider revising the disclosure to reflect that these are “strategy classes.”

The Trust responds by stating that rather than sort Underlying Funds into classes based on strategy, the Advisor classifies Underlying Funds by risk, examining such factors as standard deviation, downside risk (maximum drawdown), portfolio diversification and concentration.  There are Underlying Funds that pursue similar strategies, but that are classified by the Advisor under different risk classes.  Each risk class includes Underlying Funds with very different strategies.  For example, growth and value funds or foreign and domestic funds may be in the same risk class if they have similar diversification and historical volatility.  An Underlying Fund’s strategy can sometimes be an indication of its potential risk level, but this is only one of the factors considered when the Advisor groups Underlying Funds into risk classes.  The Advisor has developed this risk-based classification system over more than 40 years of managing client accounts.

9.
With respect to the section entitled “Investment Objectives” on Page 8 of the Prospectus, please add disclosure with respect to providing the Fund’s shareholders with 60-day notice if the Fund decides to change its 80% investment policy.

The Trust responds by adding the requested disclosure as follows:

Investment Objectives

Please refer to the Summary Section for the Sustainable Impact Fund in the front of this Prospectus for the Sustainable Impact Fund’s investment objective.  The Sustainable Impact Fund’s investment objective is non-fundamental and may therefore be changed, without shareholder approval, upon a 60-day written notice to the Sustainable Impact Fund’s shareholders.

Changes in Policy.  The Sustainable Impact Fund will not change its investment policy of investing at least 80% of its net assets in in Underlying Funds, which the Advisor identifies as SRI Funds and Underlying Funds with portfolios that have an above-average ESG Rating, without first providing shareholders with at least 60 days’ prior written notice and changing the Sustainable Impact Fund’s name.

10.
With respect to the section entitled “Principal Investment Strategies,” with respect to the first sentence under the sub-section entitled “Exposure to Sustainable Impact Themes” on Page 8 of the Prospectus, please clarify what is meant by the phrase “prevailing market trends.”  Is this a reference to market trends in general or is it a reference to ESG market trends?  If this is a reference to ESG market trends, then please consider revising the disclosure to reflect that meaning.

The Trust responds by stating that the disclosure of the “Principal Investment Strategies” section of the Prospectus has been revised, as discussed in the response provided to Comment #3 above.  The sub-section entitled “Exposure to Sustainable Impact Themes” has been removed in its entirety, along with the phrase “prevailing market trends.”  Please refer to Appendix B of this response letter, which contains the revised disclosure.

11.
With respect to the section entitled “Principal Investment Strategies,” with respect to the sub-section entitled “Impact Through Active Engagement” on Page 9 of the Prospectus, please include a plain English definition of what “active engagement” means to the disclosure.

The Trust responds by including the requested definition as follows:

Impact through Active Engagement
A number of SRI Funds~~, which may not be scored by MSCI ESG,~~ have active engagement policies that ~~align with the values of MSCI ESG’s Sustainable Impact Themes and managing ESG risks~~ include the voting of proxies, filing shareholder resolutions and engaging in direct dialogue with senior corporate management.  The Advisor ~~prioritizes~~ incorporates Underlying Funds that employ such active engagement strategies, which the Advisor believes greatly enhance~~s~~ the potential impact of the Sustainable Impact Fund.

12.
With respect to the section entitled “Principal Investment Strategies,” with respect to fifth sentence of the sub-section entitled “The Advisor’s process for Classifying the Underlying Funds” on Page 10 of the Prospectus, which states, “This allows the best funds to rise to the top, whatever their investment approach may be,” please revise the disclosure to reflect that the intent is to allow best funds to rise to the top, since it is not guaranteed that it allows the best funds to rise to the top.

The Trust responds by revising the disclosure as requested as follows:

The Advisor’s Process for Classifying the Underlying Funds
The Advisor utilizes proprietary risk classes to categorize Underlying Funds in which it invests.  These are: Sector Equity Underlying Funds, Aggressive Equity Underlying Funds, Core Equity Underlying Funds, Total Return Underlying Funds and Bond Underlying Funds.  Using broad categories allows the Advisor to have a full range of investment opportunities available to the Sustainable Impact Fund.  For instance, rather than isolating international funds from domestic, the Advisor groups them with other funds with similar downside risk.  This allows The intent is to allow the best funds to rise to the top, whatever their investment approach may be.  Occasionally, some overlap may occur.  An Aggressive Equity Underlying Fund may exhibit no more volatility than a typical Core Equity Underlying Fund.  Furthermore, the Advisor may re-classify Underlying Funds when new information indicates such change is appropriate.  Generally, under normal circumstances, the Sustainable Impact Fund seeks to invest predominantly in Underlying Funds classified as Core Equity Underlying Funds, and to a lesser extent the Sustainable Impact Fund may invest in Underlying Funds from the other risk classes.  The descriptions below provide a realistic indication of what might be expected from a fund in each classification.

13.
With respect to the sub-section entitled “Sector Equity Funds,” in the table provided on Page 11 of the Prospectus, the Staff notes that the disclosure discusses convertible securities and does not mention contingent convertible securities.  If it is anticipated that investing in contingent convertible securities will be a large part of the Fund’s investment strategy, please consider adding more risk disclosure concerning these securities.

The Trust responds by stating that the Advisor does not anticipate that investing in contingent convertible securities will be a large part of the Fund’s investment strategy.  Accordingly, no additional changes to the disclosure have been made.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Lillian Kabakali at (626) 914-7372.

Sincerely,

/s/ Jason Browne

Jason Browne
President, FundX Investment Trust

cc: Steven G. Cravath, Cravath & Associates, LLC